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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2007

                        Commission File Number: 001-33356

                                   Gafisa S.A.
                 (Translation of registrant's name into English)

                      Av. Nacoes Unidas No. 4777, 9th floor
                            Sao Paulo, SP, 05477-000
                          Federative Republic of Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|         No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|         No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes |_|         No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   GAFISA S.A.

                         CNPJ/MF No. 01.545.826/0001-07
                               NIRE 35.300.147.952
                              Publicly-Held Company
                                 CVM No. 01610-1

                        Meeting of the Board of Directors
                   held on November 6, 2007 - Minutes No. 131


1. DATE, TIME AND VENUE: At the headquarters of Gafisa S.A., located on Av. das Nacoes Unidas, 4.777, 9(0) floor, Sao Paulo, SP, CEP 054777-000 (the "Company"), on November 6, 2007, at 10:00 a.m.


2. CALL NOTICE AND ATTENDANCE: The members of the Board of Directors were regularly summoned. All members attended the meeting, except per Mr. Renato de Albuquerque, that participates by conference call, as expressly authorized by the Company's bylaws, instatement and approval quorum were verified.


3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant - Secretary: Doter Karamm Junior.


4. RESOLUTIONS: The following was unanimously resolved by the members of the board of directors without any reservations:


4.1. To record the resignation of Mr. Brian Deveraux O'Neill of the position of a member of the Company's Board of Directors, to which he was appointed on August 27, 2007 by the Board members on the meeting dated on August 27, 2007. The Company appreciates all services rendered and grants him the most full and unlimited release.


4.2. To authorize, under article 2 of the Company's bylaws, (i) the change of Company's headquarters' address from Av. Nacoes Unidas, 4.777, 9th floor, Sao Paulo, SP, CEP 054777-000 to Av. das Nacoes Unidas, 8501, 19th floor, Pinheiros, Sao Paulo-SP - CEP 05425-070, on the date to be defined by the Board of Officers; and (ii) the creation of a new branch of the Company in Joao Pessoa, State of Paraiba, at Av. Esperanca, 976 (part), Manaira, CEP 58038-281.


4.3. To approve, under article 21, item "r", of the Company's bylaws, the execution of the Lease Agreement with Dueto Participacoes Ltda. (CNPJ/MF No. 04.047.800/0001-19) for setting up the Company's new headquarters for a 10-year term and for the amount of R$176.000,00 by month, which will be adjusted by the Indice Geral de Precos - IGP-M, provided by Fundacao Getulio Vargas.


4.4. To approve the formalization and inclusion of Mr. Newman Cardoso do Amaral Brito, a Brazilian citizen, married, business administrator, bearer of
      I.D. No. 9.429.275-9 - SSP/SP, enrolled with CPF/MF under No. 089.534.268-55, into the Stock Option Program of 2007, launched by the Board of Directors on the meeting dated on February 09, 2007, and the granting of the call option of 80,000 common shares to be issued by the Company, all that in accordance with the Company's Stock Option Plan approved by the Company's Shareholders General Meeting of February 3, 2006.


4.5. To authorize the Board of Officer of the Company to take all the necessary measures to implement the resolutions taken herein.


5. CLOSING: As there were no further issues to be addressed, the meeting was suspended for the time necessary to draw up these minutes, which, after the session restarted, was read, found in appropriate terms, approved and executed by the board members in attendance.


            I certify that this is a true copy of the minutes drawn on the respective corporate book.


                           Sao Paulo, November 6, 2007


                               Doter Karamm Junior
                                    Secretary